Exhibit 99.6
WIPRO LIMITED
Investors/Analysts Conference Call for the quarter ended September 30, 2007
6:45 PM Indian Standard Time, October 19, 2007
Participants — Wipro Management
•	Azim Premji, Chairman

•	Suresh Senapaty, Executive Vice President — Finance and CFO

•	Dr. A Lakshman Rao, Chief Operating Officer

•	Sudip Banerjee, President — Enterprise Solutions SBU

•	Girish Paranjpe, President — Finance Solution SBU

•	Suresh Vaswani, President — Wipro Infotech and Global Service Lines

•	Ramesh Emani, President — Product Engineering Solutions SBU

•	Pratik Kumar, Executive Vice President — Human Resources

•	T.K. Kurien, Chief Executive — Wipro BPO

•	R Rajesh Ramaiah, Corporate Treasurer

•	Zach Lonstein, CEO Infocrossing

•	Lakshminarayana KR — CFO IT Businesses

Moderator
Good day ladies and gentlemen and welcome to Wipro Q2 results and earnings conference call. At this time all participants are in a listen-only mode. Later we will conduct the question and answer session and instructions will follow at that time. If any one should require assistance during the conference please press star (*) and zero (0) on your touchtone telephone. At this time I would like to turn the call over to the host Mr. Sridhar Ramasubbu. Sir you may begin.
Sridhar Ramasubbu
Thanks Jerome and thanks everyone for joining us for Wipro’s Q2 results and earnings call for the quarter ended September 30th 2007. Jatin, Lalith and Rajesh from the IR team join me in conveying our very warm welcome to all of you. With us today we have Mr. Azim Premji (Chairman), Mr. Suresh Senapaty (CFO) and other members of senior management team including the BU heads. We also have Zach Lonstein from Wipro IFOX team. I hope you have had an opportunity to review the press release issued today morning under US GAAP.
Let me give you quickly the agenda for today’s call. Azim Premji will share his thoughts on our performance and prospects and Suresh will take you through the financial highlights of this quarter. As a reminder when we discuss our results in today’s call some of the issues we discuss may be forward looking and I would like to advice you that these statements may be subject to known and unknown risks and uncertainties that could cause actual results to vary materially. Such risks and uncertainties are discussed in detail in our filings with SEC. Wipro assumes no obligations to update the information presented during today’s call. The call is scheduled for an hour. The entire earnings call proceedings are being archived and transcript would be made available after the call at www.wipro.com. I am on line on email and if you have any specific questions which you are unable to ask please send me a mail and we will address those questions as well at the end of the Q&A. So with that let me turn over the call to Mr. Azim Premji, Chairman, Wipro.
Azim Premji
Good morning,
By now you would have seen our results for the quarter ended September 30, 2007. While the management team would be happy to answer your queries, I would like to take some time before that to share some of our thoughts on our performance and prospects.
The results for the quarter demonstrate strong execution by Team Wipro on all fronts — Revenue growth, Profitability management, Large Deal wins, Inorganic initiatives, geographic expansion, Alliances & Partnerships and finally, Applied Innovation. Revenues from our Global IT Services at $796.5 million for the quarter, including revenues of $6.4 million from Infocrossing, were ahead of our guidance of $777 million. We saw broad-based growth across Verticals, Service lines and Geographies. Notable among Verticals were Finance Solutions, Telecom Service Providers and TMTS, which grew double-digit sequentially. Among our Service-lines, Technology Infrastructure Services, Testing and BPO clocked-in excellent growth rates. Among geographies, Europe and Japan posted 15% and 26% sequential growths respectively.
On Profitability front, we not only fully absorbed the impact of offshore salary increases, but also expanded Operating Margins by 90 basis points. This demonstrates the resilience of our business model. In fact, due to our relentless focus on Bulge-improvement, our average Offshore per person salary has remained in a very narrow range of last year’s level, despite a 12 to 13% wage-increase given this year. We will continue to drive this in future also.
Large Deal wins were the highlight of the quarter. These are across Verticals and Service-lines and demonstrate the resonance Wipro’s 360 degree engagement model has been finding in the market place. Wipro signed an agreement whereby all Radio Access R&D activities currently performed in Berlin by Nokia Siemens Networks are planned to be provided by Wipro in the future.
During the quarter, Wipro acquired Infocrossing, Inc., a US-based provider of IT Infrastructure Management, Enterprise Application and Business Process Outsourcing services. The acquisition is very strategic to us as it helps to position ourself as a strategic player in the next orbit of large Total Outsourcing deals. Demonstrating its strength in Healthcare Vertical, Infocrossing recently won $275 Mn contract to provide fiscal agent services to Missourie HealthNet program into 2014. Wipro also announced a strategic partnership with Oki Electric Industry Co., Ltd. and signed a definitive agreement to acquire Oki Techno Centre Singapore Pte. Ltd including its own Intellectual Property Rights.
In line with our strategy of creating a seamless global delivery footprint, we announced opening of Wipro’s first US development centre in Atlanta, Georgia and a near-shore center in Monterrey, Mexico. Expanding our reach through Alliances and Partnerships, we signed up as one of the few Global Partners of SAP AG during the quarter. As part of the agreement, Wipro will establish a solutions lab in Bangalore to showcase the benefits of enterprise SOA, industry best practices and innovative service-delivery models. Lockheed Martin, the world’s largest defense contractor and the United States Government’s number one Information

Technology provider announced the opening of its Network Centric Operations Centre in Gurgaon, India in partnership with Wipro, known as Ambar Jyoti.
Applied Innovation remains the core theme that binds our strategy and execution together. This quarter Wipro launched the first ever global awards that will recognize best practices in co-innovation and global sourcing. 12 innovations that have resulted in measurable business transformation through co-innovation or global sourcing will be honored at an awards night in end-October in New York. Wipro also launched its Applied Innovation Council, a high-level forum comprising of Wipro customers, industry experts, analysts and thought leaders.
We continue to see solid traction in Our India, Middle East and Asia Pac IT business. It recorded strong YoY Revenue growth of 76% and PBIT growth of 41%. We continue to grow significantly ahead of the industry growth rate driven by our comprehensive service portfolio and the compelling value proposition delivered to customers.
Wipro Consumer Care and Lighting business also grew well with YoY Revenue growth and PBIT growth of 90% and 72% respectively, including the results of our acquisition Unza.
We are driving multiple initiatives to improve operational efficiencies and to increase non- linearity in our revenues. We are investing in SOA, Platform BPO, Consulting and other such initiatives which would help us in driving non linear growth significantly. The global environment continues to offer opportunities. We are preparing ourselves and investing ahead of time to make the most of the opportunities. I will request Suresh Senapaty, our CFO, to comment on financial results before we take questions.
Suresh Senapaty
A very good morning to those in United States and good evening to those of you in Asia. Let me commence by highlighting the fact that for the convenience of the readers, our US GAAP financial statements have been translated into dollars at the noon buying rate in New York City on Sept 28, 2007, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York, which was US $1=Rs.39.75. Accordingly, Revenues of our Global IT Services segment that was $796.5 Mn or in rupee terms Rs. 32.4 billion, appears in our earnings release as $816 Mn, based on the convenience translation.
I will now touch upon areas in our performance and financials that would be of interest to you all.
Global IT Services Revenues for the quarter of $796.5 Mn included $720.1 Mn from IT Services, $70 M from BPO Services and $6.4 Mn from Infocrossing. Pursuant to successful completion of the Tender offer, results of Infocrossing have been consolidated from September 20, 2007.
Excluding Infocrossing, the sequential Revenue growth of 8.8% in Global IT Services segment comprised of 8.7% growth in Revenues of IT Services and 9.7% growth in Revenues of BPO Services. We achieved 8.7% sequential Revenue growth in IT Services with 7.7% Volume growth and 1.9% and 1.6% improvement in our Onsite and Offshore Realizations respectively. On YoY basis, our volume growth is up 32% and our Onsite and Offshore Realizations are up 3.2% and 1.8% respectively. During the first half of FY08, we have added 9,660 employees on a net basis, 30% higher than the net addition in the same period last year.
On Forex front, our realized rate for the quarter was Rs. 40.75 vs. rate of Rs. 40.51 realized for the quarter ended June 30, 2007. As at period end, after assigning to the assets on the balance-sheet, we had about $730 M of hedges and on a gross basis, approximately $1.1 Bn of hedges.

During the quarter, we added 59 new customers, 6 of which were Fortune 1000/ Global 500 customers. We improved the mix of services rendered from offshore by 100 bps. We improved our Gross utilization by 20 bps in spite of adding more than 2,800 employees from campus. Approximately 80% of the organic net additions of the quarter were from campus. Attrition dropped by about 220 bps during the quarter. Our BPO business delivered an EBIT margin of 22.4% driven by strong operational improvements and reduced attrition. We effected wage hikes for our offshore based employees from 1st August by about 12-13% and this had an impact on our operating margins by 160 basis. Improved Price Realizations and Utilization, benefits of proactive hedging and greater proportion of younger employees in the organization pyramid helped us not only mitigate this adverse impact but also improve the margins by 90 basis points.
During the quarter we have used up about $850 M of cash for acquisitions. This would reduce our other income in future quarters. As of September 30, 2007, we have approx $735 Mn of debt on the balance-sheet. Of this, approximately $125 of debt is assumed from our acquisitions. The rest are short term / working capital loans that we have taken. Retaining cash on the balance sheet provides us greater flexibility to meet strategic needs.
For the quarter ending December 2007, we expect volume led growth with stable price realizations. We will have 1-month impact on margins due to the wage hikes affected in Q2 in IT Services and salary increases in BPO from 1st October. We will also have lower number of billing days and dilution on account of Infocrossing consolidation. On an organic basis, we expect margins of Global IT business to be in a narrow range excluding impact on account of exchange fluctuation. We will now be glad to take questions.
Moderator
Thank you sir. Ladies and gentlemen, if you have a question at this time, please press the 1 key on your touchtone telephone. If the question has been answered or you wish to remove yourself from the queue, please press the pound key.
Our first question comes from Joseph Foresi.
Joseph Foresi
Hi guys. You know you talked about this on the earlier call but Suresh if you could briefly discuss the demand environment heading into 2008, specifically with reference to discretionary spending and what you are seeing on that front?
Girish Paranjpe
Hi! Girish here. With most of our clients in the their budgeting processes currently, but we have some sense based on what has gone in so far into the first proposal for budget making and some feedback on that, so broadly we are seeing a neutral budget for 2008, which is in some ways remarkable given the growth in IT budgets that had taken place over the last 2 years for many of our clients. So, given the fact that there is no major change in the IT spend level I would imagine that the level of discretionary spend would remain more or less similar, but we will get a better sense may be a month or two down the line once the budgets are being signed off.
Joseph Foresi
By neutral do you mean flat like what you saw last year?
Girish Paranjpe

Yeah, flat as compared to last year.
Joseph Foresi
And you are sort of switching gears you know obviously with Infocrossing acquisition that you are doing sort of an asset heavy approach to infrastructure services. Some of your competitors do asset light I wonder if you could give us a little more color on why you decided to take that sort of a call?
Sridhar Ramasubbu
Rajesh, I think Zach’s voice is not clear, may be he has to pick up the phone, it is in a conference room, we are not able to hear very clearly.
Zach Lonstein
What we run here is an asset-light business, it is not just hosting services, it is really managed service business. We take over the entire operations and provide operations management for our clients. We brings our clients’ equipment into our data center, we leverage our existing employees to provide managed services for our clients and we show them value in doing that, and we are able to deliver services with significant reduction to our clients’ current cost.
Joseph Foresi
Okay, thanks, and just real quickly the last question here on telecom, I know you guys talked about this again on the earlier call, but I wondered if you could just give us some feel for what you are saying there with the measures that have taken place and how you expect to that business to grow in your coming quarters? Thanks.
Ramesh Emani
What we have seen in Q2 is that revenue from our product engineering business has grown above than the last two quarters. Specifically Telecom, as we have been indicating earlier, there were a couple of large mergers that happened in the market and there was uncertainty since those organizations are our key customers and they were going through an uncertain phase. But that has definitely reduced now, earlier there was a level of uncertainty both in terms of organizational structure and product rationalization. That uncertainty has gone and we have seen a good increase in terms of inflow of the proposals. However, the fact is the whole sector is still under some level of challenge mainly because of reduced spending by lot of the Telecom Service Providers. However, because the customer organization structures are well in place, their product strategy plans are well in place, we are seeing an inflow. So we are not too worried in terms of this business sector. Though I do accept that we will not be growing sequential double-digit growth in this market, however, the current kind of a growth we should be able to see.
Mark
Thanks. A question regarding your R&D mix, I noticed that this quarter was first a 25% of revenue compared to about 30% a year ago, and I was curious as you think the business where do you expect that mix to bottom out and tied to that does the Nokia agreement basically baseline that or help baseline that mix shift, in other words do you expect to continue to position yourself to get more business in that vertical of handset manufacturers? And then lastly, just tied to the revenue mix, perhaps your relative margins on the R&D business versus your average margins.

Ramesh Emani
Hi Mark, this is Ramesh Emani. Coming to your first question, if the question is the percentage of revenue contribution from R&D is coming down, the answer is yes, so in that respect do I expect in the long run the contribution of R&D to taper off to some level, I wouldn’t know, it depends much more on how much IT businesses would grow rather than how less the product engineering business grows. In terms of the margins, the margins in the Product Engineering business traditionally have been higher, mainly because we have much higher offshore content and that has not changed in the last as many years, so we will still maintain basically higher margins in the product engineering business. Coming to the third question, I don’t know, but definitely we do see an improvement in terms of our relationship with Nokia Siemens as well as in terms of our ability to cater to more complex process. Is there anything else that I need to answer?
Mark
Just switching a gears a bit, your fixed price mix has moved up marginally this quarter and certainly year-over-year, can you help us understand perhaps what is the impact on your margins were this quarter relative to the uptake in fixed price percentage?
Lakshminarayana KR
Mark, this quarter, we have been able to increase the percentage contribution of Fixed price projects and while we have not quantified the impact, we would like to take it up as we would be able to drive better margins on this part of business.
Mark
Curious about your hiring plans for the remainder of the year and then perhaps if you could qualify that in terms of mix of people coming in as newer hires with less experience versus lateral hires. Thank you.
Lakshminarayana KR
Okay, first of all as far as the hiring plans are concerned, we have said that we made 14,000 offers for freshers for the current year. As far as our bulge mix is concerned, we have 45.3% of our employees below the 3 years experience level. Roughly 80% of our entire organic hires for the first half of the year were freshers.
Moderator
Thank you. Our next question comes from the line of Abhi Gami. Question please.
Abhi Gami
Hi! It is Abhi Gami, from Bank of America. A quick of follow-up on comments made earlier, you mentioned that your conversations with clients indicate flat IT budgets, is that overall the IT spend that you are talking about or is it the amount that they expect to spend on outsourcing or almost typically offshoring outsourcing?
Girish Paranjpe

I just wanted to say that the flat IT budgets is the overall IT budgets and at this stage this is all the indications that we have. How the break-up between software and hardware part will be and how it will pan out, we will probably have to wait a couple of months for that.
Abhi Gami
Okay great, thanks. And then another follow up on the offshore wage hikes, I believe you said earlier that during the quarter you have effected 12-13% increases. First, that number is a little bit lower than what we have seen across the industry what we have seen in the past. Is that the full picture or there are additional wage increases coming offshore that had not yet been effected?
Girish Paranjpe
What I am saying average is that the average wage hike is around 12%, the range is different for different levels.
Abhi Gami
Great. Given the indications on the direction of that figure into next year?
Girish Paranjpe
I think it is little away, but it is our own take that going forward, not only next year but for the next few years scenario, we don’t think it would be a tide lower than what the last couple of years including this year has been. What we do know is that supply is going to be tighter as we go along, but we will have to wait and see.
Abhi Gami
Great. Thank you very much.
Trip Chowdhury
Sure, what my question was like the $100 million kind of a deal, how does the project ramp up like in terms of people and the components of a project like what services you provide and at the time of like for there is a 3-years project and as the project is ramping how do you see the margin dynamics being played out?
TK Kurien
Okay, may be you know what I could do is that ask Zach to answer that.
Zach Lonstein
In our kind of projects, most of them are long-term annuity based business. What we do is provide a value proposition to our clients, so the revenue stream are fairly predictable and the margins actually increase as we progress further in to the engagement, because we get better at what we do. So initially we may be a bit lower on margins but with each incremental year, we keep improving as the additional investments that need to be made are not much and we bring in our expertise in providing a full range of services.
Girish Paranjpe

Hi! This is Girish, let me add some color to what Zach was saying, as far as application type of large deal is concerned, and what we see there is a model similar as you would have on the traditional offshore deal, there will be around 3-6 months where the ramp up happens and a later stage where the ramp-up is much higher, so what also happens is that we have to be extra careful about handling some of the onshore teams and creating some continuity plans to make sure that there is no interruption of any sort. So, there is much more detailed planning and contingency planning that goes on and much more skills that goes on, but other than that we see very much the same cycle as the regular project. As far as the margins are concerned, I wouldn’t say that they are necessarily dilutive, our experience in the last 6 months have been that some of the large deals have come roughly at the same margin that we are used to in our regular business.
Trip Chowdhury
Okay, the other question I had was regarding various activities that various IT shops are doing. Are you seeing any trend or shift like certain pieces of technology were say very important very critical in the last year and this year you are seeing some shifts in that? Thank you.
Girish Paranjpe
Hi! This is Girish here again. You know most of the application development type of work is shifting to the newer technologies on E-biz, we are seeing much more use of SOA much more work around business intelligence and data warehousing, because it is ultimately coming to the point about either as integrating existing systems or getting value out of all the data that is stored in client systems, and very often these are legacy base and client wants to use the data and use it for even cross selling or for getting more kind of knowledge out of it then letting it remain in the current model. So, we see lot of interest around work in business intelligence area.
Moderator
Thank you. Our next question comes from Ashish Thadani. Question please.
Ashish
Good evening. At Infocrossing what sort of operating margin expansion are we envisioning over the next couple of years or so from the roughly 9% in the current period?
Suresh Senapaty
So far as Infocrossing is concerned like we have said that we are looking at synergy with respect to getting more and more big together and looking at increasing the capacity what it is today, the utilization is around 50%, looking at as the business goes up probably do some of the managed services offshore. So, a combination of these and some of that, we will be seeing expansion in margins. So, we would expect it to be at least 4-6 quarters before it gets into the north of 20, and as you know they have been delivering margins about 12%, so we expect certainly shorter term it to be in those ranges.
Ashish
Thank you, that is very helpful. And one quick question on another subject, on pricing. What kind of year-on-year increase in price realization can we expect with Wipro to sustain as a result of higher service mix and other items, specifically do you envision a period where price realization can neutralize annual wage pressures because this is beginning to occur or at least hurt you know one of your peers?

Suresh Senapaty
If you look at we are trying to mitigate the cost escalation on account of wages in two ways, a) price increase, and b) the bulge mix. So, as of now on the bulge mix, we are about 45% in Q2 compared to Q1; what has happened is that there have been 1600 people who have moved from less than 3 years to more than 3 years bucket . The current quarter we will see more number of rookies joining and we would expect the bulge to also improve, and therefore we would continue to drive the mix of people which would help us retain the cost per person offshore in a narrow range, and so far as price increase is concerned we have been getting decent price increases with the customers on renewals, new customers are coming at better prices, of course when particularly some of the pricing gets linked to the experience profile of people and when you are increasing the bulge it has not reflected in exactly the similar way to the realization. But over a period of time when we see the bulge be at its optimum level we will be able to see the price increase completely reflecting in the realization and operating margin.
If you look at our performance this quarter, actually we have been able to neutralize the entire wage increase through a combination of operating efficiency and price realization improvement.
Ashish
Excellent, that is most helpful. And, one quick house keeping clarification. Could you just describe to us what your different utilization categories are, because I think you have inserted one more, so the difference between gross and net.
Suresh Senapaty
Yeah, one is the gross utilization, which would mean the total head count billed versus the total head count being paid for, and so far as the net is concerned it excludes the support staff. What we have introduced is net excluding trainees.
Ashish
Got it, thank you, thank you very much.
Moderator
Thank you. Our next question comes from Rama Rao. Question please.
Rama Rao
Good morning guys. Thank you for taking the call. How do you characterize the macro economic condition in terms of the future growth prospects for your company?
Suresh Senapaty
As you see the Indian IT services industry has been doing pretty well. There is a track record of growth in excess of 30% on a combined basis of the IT services and the BPO. There are several estimates that are available from McKinsey NASSCOM study which says that Indian IT industry will be about $60 billion pretty soon. The delivery that the Indian IT industry has been doing over the last 10 years have been completely inline with that and we see no reason why the $60 billion target wouldn’t be achieved. So, from that perspective I mean and you are seeing over the last few quarters we have grown and also the industry has been posting has been very good and that is reflected in our own growth. We had Q3 guidance of $905 million, if you take out the acquisition of about $60 million it is still sequential organic growth of about 7%.
Rama Rao
Very good, thank you. There are two factors which are putting lot of pressure on the stock; one is the US mortgage industry, how it is going to impact the IT Outsourcing companies in India; and other is the currency devaluation. You cannot do much for the currency factor, but how much exposure you have in terms of the sub prime and other things and how this is going to impact your future growth?
Girish Paranjpe
Hi! Girish here. Let me try and answer that question. The sub prime has affected two sectors of financial services industry. It has affected mortgage processes those who do origination, loan servicing and so on, the most seriously affected have been these. The other sector which has got affected are investment banks who typically package those which have been originated and then resell them to investors. As far as the first sector is concerned our exposure is very limited, and I think we have stated that in other public document was that we are less than 1% exposure to the sub prime sector when you look at mortgage processes. If you look at the investment banks, we have significant business with them, but most of them have seen it as a financial exposure and have taken action in terms of writing down their reserves and it has really not affected operations. So, I would say that if you look the impact of sub prime, on our business and our results it has been very very small.
Rama Rao
Thank you.
Moderator
Thanks. Our next question comes from Kanchana. Question please.
Kanchana
Hi! Thank you. My first question is with respect to I guess if you were to look at your deal pipeline, could you help us understand you know what kind of deals are you seeing right now, where is the strength in terms of service offering, and also in terms of verticals as to where the strengths are?
Girish Paranjpe
Hi! Girish here. I will try and answer that question about where we see business coming. Actually we are seeing both large deals and regular deals coming across industry verticals. There are deals that we see in Financial services, there are deals that we see in Telecom service provider area, we are seeing deals in Manufacturing, so it is kind of across the broad industry. So, I really see no reason for me to pick one particular area.
Kanchana
Okay. One question with respect to North America. It seems that your sequential growth in this quarter was only 5.5%, any reason as to why it was below the company average?
Girish Paranjpe

This kind of goes through a quarterly variation, some quarters it is strong in one geography and another quarter it is slightly weak, but if I look at the overall picture North America is pretty strong for us, in fact if you look at the customer adds that we have had in North America, almost 60% of the new customer adds that we have had this quarter have come from North America.
Kanchana
Okay, that is helpful. And one final question I guess, with respect to your operating margin in the Wipro Infotech business and the Consumer Care & Lighting, it seems that it has been declining with the past year quarters. Could you help us understand as to where do you think that it could possibly be sustainable for fiscal ‘08, and in the next few quarters should we expect that it should go back up or it is going to remain as to where it is right now? Thank you.
Suresh Senapaty
So far as Consumer Care is concerned I think they have stable operating margin. The last quarter we had acquisition of Unza, which has a marginally lower operating margin and that is the reason why you are seeing overall little lower operating margin on a combined basis. Without the acquisition, the margins have been stable. And so far as the Wipro Infotech is concerned, it has a little bit of seasonality of business in the Q2 versus others and otherwise margins are more or less flat and depending on services-product mix, it kind of varies, but otherwise it has been stable.
Kanchana
It is very helpful, thank you.
Participant
Hi! Good morning, good evening guys. I was a little bit confused about it sounds like now Financial services isn’t hurting your business right now, I am curious over the next 2-3 quarters how you think the trend there might change, whereas right now they might not be impacting you.
Girish Paranjpe
Hi! Girish here. Let me try and answer that question. As you have seen our track record over the previous few quarters, we have been kind of holding steady and this quarter has been particularly good. How the next few quarters will go out is difficult to predict at this moment but the current quarter is looking fairly strong, so I am not too worried about that, and as I mentioned in an earlier question that a lot depends on how 2008 budgets gets worked out, so initial indications are that most of our clients were looking at flat 2008 budget over 2007 spend. So, unless something drastically changes it could be next year, we should expect to see similar growth going forward as well.
Participant
If you take a look at the spends of your customers that are financial services related, are those budgets expected to be down or those also expected to be flat?
Girish Paranjpe
We have three segments in financial services; there are insurance companies, there are banks, and there are capital market players. So, as far as insurance companies and capital markets players are concerned they are business as usual. Amongst the banks there are one or two clients who have little bit of challenge because of the credit impact, but even there I am not seeing an significant impact on their budgets or their spent at least to the extent it affects us.
Participant
Okay, thank you.
Moderator
Thank you. Ladies and gentlemen, if you have any further questions at this time please press the 1 key on your touchtone telephone. If you have a question at this time please press the 1 key on your touchtone telephone.
Sridhar Ramasubbu
If we don’t have any questions, we can wrap it up.
Moderator
Should I have further questions in queue sir, can I continue?
Sridhar Ramasubbu
Yeah, if there are no questions, then we can wind up. Is there is a question now?
Moderator
No sir, actually no questions in queue.
Sridhar Ramasubbu
Okay, then we can close the call now with the announcement.
Moderator
Thank you ladies and gentlemen for attending today’s conference. This concludes the program. You may now disconnect. Good day.